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June 16, 2005


VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Owen Pinkerton, Senior Counsel

Ladies and Gentlemen:

     On behalf of Medical Properties Trust, Inc. (the "Company"), enclosed herewith is Amendment No. 5 to the Company's Registration Statement on Form S-11 (the "Amendment"), as filed with the Securities and Exchange Commission on October 26, 2004 (the "Registration Statement"). The Company has amended the Registration Statement in response to comments contained in the letter from the Staff dated June 10, 2005 (the "Comment Letter"), and addressed to Edward K. Aldag, Jr., Chairman, President and Chief Executive Officer of the Company. We will separately deliver copies of the amended Registration Statement, marked to show changes responsive to the Comment letter, to members of the Staff specified in the Comment Letter.

     The numbered responses below correspond to the numbered paragraphs of the Comment Letter.

GENERAL

1. We have reviewed your revisions in response to Comment 1 from our last letter. Please advise us whether your rights with respect to the Vibra loan guaranties are also subordinated to Merrill Lynch or other guaranties. In addition, please advise us whether your rights with respect to the Vibra loan are subordinated to other Vibra lenders.


   RESPONSE: We supplementally advise the Staff that only our interest in Vibra's receivables is subordinate to Merrill Lynch. Our rights with respect to the Vibra loan guaranties are not subordinated to Merrill Lynch, and our rights with respect to the Vibra loan are not subordinated to any other Vibra lender.


2. We note your disclosure regarding the Merrill Lynch term sheet for a new $100 million facility. Please disclose whether or not you have executed the term sheet.


   RESPONSE: We have revised the Registration Statement as requested. See pages 6, 56 and 60.


SUMMARY

  SUMMARY RISK FACTORS, PAGE 7

3. We note your response to comment 4. However, please revise the summary risk factor to state the underwriter's current ownership percentage.


   RESPONSE: We have revised the Registration Statement as requested. See page
   9.


RISK FACTORS

   There is currently no public market for our common stock, and an active trading market for our common stock may never develop following this offering, page 36

4. Please expand your disclosure under this heading to provide investors more information regarding the Portal Market. For example, please disclose that individuals or institutions that sell your securities are
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not required to report the sales to Portal, so the last reported sales price may not reflective of sales that have occurred and were not reported.


RESPONSE: We have revised the Registration Statement as requested. See page 38.


SELECTED FINANCIAL INFORMATION


5. We note that for the three months ended March 31, 2005, the distributions declared exceed earnings for that period. Please advise us what consideration you gave to SAB Topic 1.B.3 when calculating your pro forma weighted average shares outstanding and per share data.



   RESPONSE: We have revised the notes to our financial statements for the three months ended March 31, 2005, and for the year ended December 31, 2004, to show the pro forma effect of additional shares assumed to be issued for payment of the dividends in excess of earnings. As previously discussed with the Staff we believe this presentation complies with the requirements of SAB Topic 1.B.3. We have also discussed this presentation with our auditors, KPMG LLP, who have also researched this issue in their National Department of Professional Practice.


OUR PORTFOLIO, PAGE 71

  OUR PENDING ACQUISITIONS AND DEVELOPMENTS, PAGE 83

6. We note your response to comment 9. Please disclose the name of the "experienced management companies."


   RESPONSE: We have revised the Registration Statement as requested. See pages 87 and 100.


SELLING STOCKHOLDERS, PAGE 109

7. Please note that it is our position that any selling stockholder who is a broker-dealer must be identified as an underwriter in the prospectus unless all of the securities being registered on behalf of that broker-dealer were received as compensation for underwriting activities. Please supplementally confirm to us, if true, that none of the selling stockholders that will be identified in the prospectus is a broker-dealer. If one or more of the selling stockholders is a broker-dealer, please revise to identify each such selling stockholder and to disclose that each such selling stockholder is an underwriter. Alternatively, if any selling stockholder who is a broker-dealer received or will receive all of the shares being registered on its behalf as compensation for underwriting activities, please supplementally identify each such selling stockholder and supplementally describe the nature of the transactions in which those shares were acquired.


   RESPONSE: We supplementally advise the Staff that each of the selling stockholders identified in the prospectus has represented to us that it is not a broker-dealer.


8. Please note that it is our position that any selling stockholder who is an affiliate of a broker-dealer must be identified as an underwriter in the prospectus unless that selling shareholder represents that it purchased the shares being registered on its behalf in the ordinary course of its business and, at the time of the purchase of those shares, did not have any agreement or understanding, directly or indirectly, with any person to distribute those shares. Please revise to disclose, if true, that each selling shareholder that is an affiliate of a broker-dealer purchased the shares being registered on its behalf in the ordinary course of its business and, at the time of the purchase of those shares, did not have any agreement or understanding, directly or indirectly, with any person to distribute the shares. If you are unable to make those statements with respect to one or more of those selling shareholders, please revise to identify those selling shareholders and to disclose that those selling shareholders are underwriters in connection with this registration statement. For the definition of "affiliate," please refer to Rule 405 of Regulation C.


   RESPONSE: We supplementally advise the Staff that each of the selling stockholders identified in the prospectus has represented to us that it is not an affiliate of a broker-dealer.

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Please do not hesitate to contact the undersigned or, in his absence, Thomas O.
Kolb (205) 250-8321, if you have any questions or comments relating to the Company's response to the Comment letter.

                                          Very truly yours,


                                         /s/ B. G. MINISMAN, JR.

                                          --------------------------------------
                                         B. G. Minisman, Jr.
                                         of Baker, Donelson, Bearman, Caldwell &
                                         Berkowitz, PC

cc: Andrew Mew
    Cicely Luckey
    Michael McTiernan
    Medical Properties Trust, Inc.
    Hunton & Williams, LLP

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